Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

Adjustment of voting rights of Non-Cumulative Preference Shares to reflect 11 for 18 Rights Issue of Ordinary Shares

12 June 2008

On 22 April 2008 The Royal Bank of Scotland Group plc (the “Company”) announced an 11 for 18 rights issue to raise proceeds of £12bn, net of expenses (the “Rights Issue”). Pursuant to the Rights Issue, on 9 June 2008 the Company issued 5,823,635,440 new ordinary shares and announced that subscribers had been procured for the remaining 299,375,022 new ordinary shares, the issue of which has occurred today.

The holders of the Company’s outstanding non-cumulative preference shares (the “Preference Shares”) are entitled to vote at a general meeting of the Company in certain limited circumstances. The number of votes attaching to each Preference Share is, under the terms and conditions of the Preference Shares, subject to adjustment to reflect the issue of any new ordinary shares, such as the ordinary shares which have been issued as part of the Rights Issue. Such an adjustment is required in order to ensure as nearly as may be that the ratio which the number of vote(s) to which the holders of the Preference Shares would be entitled on a poll in a general meeting of the Company bears to the number of vote(s) to which the holder of an ordinary share is entitled at such a general meeting will be the same (but no higher) after than as it was before the new ordinary shares were issued as part of the Rights Issue.

Fractional entitlements to additional votes resulting from any such adjustment must be rounded down (as a share may not carry a fraction of a vote and the terms and conditions of the Preference Shares provide that the proportionate voting entitlement of holders of the Preference Shares after the issue of the new ordinary shares as part of the Rights Issue must not be higher than the entitlement before such new ordinary shares were issued).

To reflect the Rights Issue, therefore, the board of directors of the Company has resolved that whenever holders of:

1.                           the 8,000,000 category II non-cumulative dollar preference shares, Series F, ISIN: US7800978048*, are entitled to vote at a general meeting of the Company, on a poll every such holder shall have nine votes for each such share held (being the six votes previously held, increased by a factor of 11/18 and rounded down accordingly);

2.                           the following Preference Shares are entitled to vote at a general meeting of the Company, on a poll every such holder shall have four votes for each such share held (being the three votes previously held, increased by a factor of 11/18 and rounded down accordingly):

12,000,000 category II non-cumulative dollar preference shares, Series H, ISIN: US7800978790*
34,000,000 category II non-cumulative dollar preference shares, Series L, ISIN: US7800977883*
37,000,000 category II non-cumulative dollar preference shares, Series M, ISIN: US7800977966*
40,000,000 category II non-cumulative dollar preference shares, Series N, ISIN: US7800977701*
22,000,000 category II non-cumulative dollar preference shares, Series P, ISIN: US7800977628*
27,000,000 category II non-cumulative dollar preference shares, Series Q, ISIN: US7800977545*
26,000,000 category II non-cumulative dollar preference shares, Series R, ISIN: US7800977479*
1,250,000 non-cumulative euro preference shares, Series 1, ISIN: XS0205935470
1,250,000 non-cumulative euro preference shares, Series 2, ISIN: DE000A0E6C37
200,000 non-cumulative convertible sterling preference shares, Series 1, ISIN: XS0121856859
1,000,000 non-cumulative convertible dollar preference shares, Series 1, ISIN: US780097AE13*

3.                           the following Preference Shares are entitled to vote at a general meeting of the Company, on a poll every such holder shall continue to have one vote for each such share (on the basis that the one vote currently held, when increased by a factor of 11/18 and rounded down accordingly, does not lead to an increase in the number of wholevotes):

38,000,000 category II non-cumulative dollar preference shares, Series S, ISIN: US7800977396*
64,000,000 category II non-cumulative dollar preference shares, Series T, ISIN: US7800977131*
15,000 category II non-cumulative dollar preference shares, Series U, ISIN: US780097AU54*
26,000 non-cumulative euro preference shares, Series 3, ISIN: XS0323734961
750,000 non-cumulative sterling preference shares, Series 1, ISIN: GB00B2825B77

These adjustments maintain, as nearly as may be, the voting rights of each Preference Share as a proportion of the total votes entitled to be cast at a general meeting of the Company.

* Represented by American Depositary Shares (“ADSs”). The ISIN numbers for the ADSs are stated above.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights (“Nil Paid Rights”), fully paid rights (“Fully Paid Rights”), the Euroclear subscription rights (the “Euroclear Subscription Rights”) or new shares (“New Shares”) issued in connection with the Rights Issue except on the basis of the information contained in the prospectus dated 30 April 2008 (the “Prospectus”).

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights, the Euroclear Subscription Rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for the securities mentioned herein (the “Securities”) in the United States. The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of The Royal Bank of Scotland Group plc’s website nor any website accessible by hyperlinks on The Royal Bank of Scotland Group plc’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights, Euroclear Subscription Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law.

Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.